December 12, 2019

Mr. Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

       Re: Axon Enterprise, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-16391

Dear Mr. Ahsan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing